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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

          Essential Issue filed in Spanish on December 30, 2002 before the Superintendencia de Valores y Seguros of Chile, regarding the renewal of a syndicated loan.

                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                    ---------------------------------------
             (Exact name of registrant as specified in its charter)

                   CHEMICAL AND MINING COMPANY OF CHILE INC.
                   -----------------------------------------
                (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  x                                   Form 40-F
                   ---                                            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                            No  x
             ---                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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                                Free Translation

                                      SQM
                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                     Santiago, December 30, 2002

Mr.
Alvaro Clarke de la C.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins No 1449
-------------------------------------------

                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.

Sociedad Quimica y Minera de Chile S.A. (SQM) and other financial institutions subscribed, on February 20, 1998, a Credit Agreement in the amount of US$120 million. The above, in the terms and conditions that were disclosed in the essential issue that SQM filed on February 23, 1998, and bearing in mind that SQM has already prepaid US$60 million of this Credit that matures, in principle, on February 20, 2003.

In light of the above, we hereby inform you that on December 26, 2002, SQM and the respective financial institutions modified and renewed the said Credit Agreement by subscribing the corresponding Amended and Restated Credit Agreement. The above, with the purpose of extending its maturity until 2006, keeping most of the terms and conditions of the original Credit Agreement unchanged and modifying, basically, the interest rate (Libor plus 1%, adjustable either upward or downward in accordance with SQM's then current credit rating) and the dates for the final payments (US$30 million in 2005 and US$30 million in 2006).

We inform you the above as an essential issue and in compliance with articles 9 and 10 of Law No 18.045 and the Rule of General Character No 30 that the Superintendence issued on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,



                    Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------
                              Patricio Contesse G.
                            Chief Executive Officer



Cc:      Santiago Chamber of Commerce Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                        Conf: /s/ Matias Astaburuaga S.
                              -------------------------
                             Matias Astaburuaga S.
                                General Counsel



                            Date: December 30, 2002